UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________to__________

Commission File Number 001-38518

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
VERTIV GROUP CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Vertiv Holdings Co
505 N. Cleveland Ave., Westerville, Ohio 43082

TABLE OF CONTENTS

		Page
Report of Independent Registered Public Accounting Firm		3
Financial Statements:
Statements of Net Assets Available for Benefits		4
Statements of Changes in Net Assets Available for Benefits		5
Notes to the Financial Statements		6
Supplemental Schedule:		9
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		11
Exhibit Index		12
Signatures		13
Note:	Other schedules required by 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Vertiv Group Corporation Employee Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Vertiv Group Corporation Employee Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2017.
Grandview Heights, Ohio
June 23, 2023

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
VERTIV GROUP CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

	December 31, 2022	December 31, 2021
Assets
Investments at fair value	$771,298,398	$979,776,027
Receivables
Employer contribution	1,909,661	2,267,200
Participant contribution	22,370	26,833
Participant notes	2,104,930	4,157,563
Net assets available for benefits	$775,335,359	$986,227,623

See accompanying Notes to Financial Statements

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
VERTIV GROUP CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

	Year ended December 31,
	2022	2021
Additions to Net Assets Attributed to:
Interest and dividend income, investments	$11,624,098	$33,067,191
Interest income, participant loans	226,113	424,067
Net appreciation in fair value of investments	(191,696,418)	86,581,262
Investment income	(179,846,207)	120,072,520
Other additions	60,566	50,453
Employer contributions	9,263,968	9,112,787
Participant contributions	31,185,239	29,997,567
Rollovers	8,698,350	5,057,048
Total Additions	(130,638,084)	164,290,375

Deductions from Net Assets Attributed to:
Benefits paid to participants	79,474,082	95,503,244
Administrative expenses	780,098	814,495
Total Deductions	80,254,180	96,317,739

Net increase in assets available for benefits	(210,892,264)	67,972,636
Net assets available for benefits, beginning of year	986,227,623	918,254,987
Net assets available for benefits, end of year	$775,335,359	$986,227,623

See accompanying Notes to Financial Statements

VERTIV GROUP CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
(1) DESCRIPTION OF PLAN
The following description of Vertiv Group Corporation Employee Retirement Savings Plan (“the Plan”) provides general information about the Plan's provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor. Vertiv Group Corporation (“the Company”) is the Plan Sponsor.
General
The Plan is a defined contribution plan sponsored by the Company. The Plan covers substantially all employees of Vertiv Corporation, Electrical Reliability Services, Inc., Vertiv IT Systems, Inc., Energy Labs, Inc., and High Voltage Maintenance Corporation. Employees are eligible to participate in the Plan upon hire and attainment of age 21. Certain employees who are part of a collective bargaining agreement and other employees, as defined in the plan document, are not eligible to participate in the Plan. The Vertiv Group Corporation Retirement Committee is responsible for the general administration of the Plan. Vanguard Fiduciary Trust Company is the trustee and recordkeeper for the Plan.
Plan Amendments
From time to time, the Plan has been amended and restated. Amendments to the Plan include provisions necessary to conform to various legislation and guidance under the Internal Revenue Code (“the Code”) and provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, eligible participants may contribute between 1% and 90% of compensation on a before-tax basis, a Roth 401(k) basis, an after-tax basis, or any combination thereof, as defined in the Plan, not to exceed the annual Internal Revenue Service (“IRS”) maximum contribution amount. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Participants are eligible to make catch-up contributions. The Plan allows for basic matching contributions. Basic matching contributions are funded on a quarterly basis utilizing Vertiv Company Stock, cash, or a combination. Additional basic profit sharing contributions may be contributed at the discretion of the Company’s Retirement Committee. No basic profit sharing contributions were made during the year ended December 31, 2022 and 2021. Employees must be employed on the last day of the calendar quarter for which the contribution is made to receive the match (exceptions are made in the case of death, termination of employment on or after reaching the Plan's normal retirement age, or disability during the calendar quarter). Participants not employed on the last day of the calendar quarter as a result of retirement, death or disability will receive an employer matching contribution, to the extent otherwise owed under the formula for the calendar quarter. All contributions are subject to certain limitations of the Code.
Eligible employees can elect to enroll in the Plan. If enrolled, the Company matches 50% of the first 6% of compensation that a participant contributes to the Plan. The employer matching contributions may be made in cash or in employer securities at the election of the Company and will be made to participants employed by the Company on the last day of the calendar quarter.
Participants' Accounts
Each participant's account is credited with the participant's contributions, the Company's basic matching contributions, allocations of the Company's basic profit sharing contributions, and Plan earnings. Allocation of basic matching contributions will be made in relation to the amount by which participants make elective deferrals. Allocations of the Company's basic profit sharing contributions are based on the ratio of a participant's eligible compensation to total eligible compensation of all Plan participants. Plan earnings and dividends attributable to investments held in participants' accounts are credited to the participant's accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participant Loans
Prior to November 1, 2020, participants were allowed to borrow from their accounts in increments of $1 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not less than $500. Loan terms range from 1-5 years or up to 10 years for the purchase of a principal residence. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through regular payroll deductions over not more than five years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, continued payments post termination are not permitted. If the loan is not repaid, it will automatically be treated as a distribution to the participant.
Effective November 1, 2020, the Plan does not allow participants to borrow from their accounts. Loans in existence were not affected and will continue on the payment schedule as in effect before the amendment. As of December 31, 2022 and 2021 the outstanding participant loans were $2,104,930 and $4,157,563, respectively.
Vesting
For employees hired prior to November 1, 2020, employer matching and basic contributions vest at a predetermined percentage for each full year of service in the Plan, at a rate of 33% per year, with 100% vesting at the end of three years of service (whether or not consecutive).
For employees hired on or after November 1, 2020 employer contributions will not vest before 3 years of service. Upon 3 years of service, the contributions will be fully vested. All amounts fully vest upon retirement, or due to death, total and permanent disability, or termination of the Plan. Participants are immediately vested in their contributions plus actual earnings thereon.
Investment Options
Participants designate the percentage of their total contribution to be invested in the various Plan investment choices in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other Plan investment, as permitted by Plan and fund policies. Transfers are also made in 1% increments. If no investment direction is provided by the participant, the participants’ contributions are invested in the age-appropriate target retirement fund. In 2020, the Company elected to make all employer matching contributions with employer securities. The first Employer matching contribution with employer securities was funded in January of 2021.
Payment of Benefits
Participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon retirement, total and permanent disability, death, or termination. A participant whose vested account balance exceeds $5,000 may elect to receive a lump-sum, establish installment payments, or take a partial distribution. Participants with a balance between $1,000 and $5,000 will have their balance automatically rolled over to an individual retirement account, unless they elect otherwise. Participants with a balance less than $1,000 will automatically receive an immediate lump-sum distribution equal to their vested account balance. In-service withdrawals are available from all vested account balances under the Plan if the participant has reached age 59 ½ or from certain accounts if the participant has suffered a financial hardship as described in the Plan. In addition, a participant may withdraw his or her rollover contributions or after-tax contributions at any time. In-service withdrawals are limited to one per calendar quarter.
Forfeitures
Upon termination of employment, participants forfeit their non-vested balances. If a participant is rehired within a five-year period, the forfeited contributions are reinstated. Forfeitures of unvested Company contributions are used to pay Plan administrative expenses or reduce future Company contributions. Unallocated forfeited balances as of December 31, 2022 and 2021, were approximately $329,733 and $442,386 respectively, and forfeitures used to pay for qualified Company expenses for the year ended December 31, 2022 and 2021 were approximately $312,427 and $267,372, respectively.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping fees, trustee fees and other qualified Plan expenses. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. Certain transaction costs are paid by the participants. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Company Stock Fund
Effective November 1, 2020 the Plan was amended to allow for the investment in employer securities and the funding of certain employer contributions with employer securities. Accordingly, the Plan will invest in common stock of Vertiv Holdings Co (Company Stock), the global ultimate parent of the Company through a Company Stock Fund. The Company

Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee shall vote or exercise all shares (and fractional shares) of Company Stock for which it has not received timely Participant directions in the same proportion as the shares (and fractional shares) of Company Stock for which it received timely Participant directions, except in the case where to do so would be inconsistent with the provisions of ERISA. All reasonable efforts shall be made to inform each Participant that shares of Company Stock for which the trustee does not receive Participant direction shall be voted pro rata in proportion to the shares for which it has received Participant direction. Participants are also entitled to tender rights for their pro rata portion of shares held in the Company Stock Fund. The trustee shall not tender any shares (or fractional shares) of Company Stock for which it does not receive timely Participant directions to tender such shares (or fractional shares), except in the case where to do so would be inconsistent with the trustee’s responsibilities under ERISA. Furthermore, tender offer materials provided to Participants will inform Participants that the Trustee will interpret a Participant’s silence as a direction not to tender the Participant’s shares of Company Stock.
Plan Termination
Although the Company has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the participants' accounts become fully vested.
Subsequent Event
Effective January 1, 2023, the Plan covers substantially all employees of E&I Engineering USA Corporation and E&I Engineering Corporation. In connection with the merger, plan assets of $5,270,136 were transferred to the Plan in January of 2023.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:
Basis of Presentation
The financial statements of the Plan are prepared under the accrual basis of accounting, except benefit payments which are recorded when paid.
Notes Receivable
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.
Investment Valuation and Income Recognition
Investments in the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See “Note 5 - Fair Value Measurements” for further discussion and disclosures related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

(3) TAX STATUS
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions.
(4) PARTY IN INTEREST TRANSACTIONS
Certain investments in the Plan, including shares of some mutual funds and units of common/collective trust funds, are managed by Vanguard Fiduciary Trust Company, the Plan's trustee and recordkeeper. The Plan also allows for the investment in employer securities and the funding of certain employer contributions with employer securities. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
(5) FAIR VALUE MEASUREMENTS
Under Accounting Standards Codification (“ASC”) 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none are valued using inputs not observable in an active market, such as entity-developed future cash estimates, and are considered the least reliable.
The following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value:
Mutual funds: The shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.
Common stock: The shares are valued at the closing price reported on the active market on which the securities are traded.
Common collective trust funds: The common collective trust funds are valued at the NAV provided by the administrator of the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following is a categorization of all investments by level within the ASC 820 fair value hierarchy at December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Common stock	$21,867,847	$—	$—	$21,867,847
Mutual funds	365,806,892	—	—	365,806,892
Common/collective trust funds	383,623,659	—	—	383,623,659
Investments at fair value	$771,298,398	$—	$—	$771,298,398

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Common stock	$15,890,460	$—	$—	$15,890,460
Mutual funds	499,499,829	—	—	499,499,829
Common/collective trust funds	464,385,738	—	—	464,385,738
Investments at fair value	$979,776,027	$—	$—	$979,776,027
(6) RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VERTIV GROUP CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN
EIN 81-3496944, PN 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2022
(a)	(b) Identity of Issue, borrower, lessor or similar party	‘(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value
Common Stock
*	Vertiv Holdings Co	Common stock fund		$21,867,847
Mutual Funds
	Baird Core Plus Bond Fund	Registered Investment Company	—	4,336,289
	BR Mid-Cap Growth Equity Portfolio	Registered Investment Company	—	19,646,220
	Dodge & Cox Stock Fund	Registered Investment Company	—	46,689,352
	Emerging Markets Stock Index Administrator	Registered Investment Company	—	3,183,095
*	Vanguard Extended Market Index Fund	Registered Investment Company	—	17,578,442
*	Vanguard Growth Index Fund	Registered Investment Company	—	21,222,241
*	Vanguard Institutional Index Fund	Registered Investment Company	—	70,568,296
*	Vanguard Selected Value Fund	Registered Investment Company	—	28,751,036
*	Vanguard Short-Term Bond Index Fund	Registered Investment Company	—	6,221,222
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	—	33,287,691
*	Vanguard Total International Stock Index Fund	Registered Investment Company	—	8,715,471
*	Vanguard Treasury Money Market Fund	Registered Investment Company	—	29,617,612
*	Vanguard U.S. Growth Fund	Registered Investment Company	—	59,439,657
*	Vanguard Value Index Fund	Registered Investment Company	—	16,550,268

Common Collective Trust Funds
	Capital Group International Equity Trust		—	16,647,165
*	Vanguard Retirement Savings Trust	Common/Collective Trust	—	23,629,452
*	Vanguard Target Retirement 2020 Trust	Common/Collective Trust	—	37,397,208
*	Vanguard Target Retirement 2025 Trust	Common/Collective Trust	—	60,649,860
*	Vanguard Target Retirement 2030 Trust	Common/Collective Trust	—	70,563,611
*	Vanguard Target Retirement 2035 Trust	Common/Collective Trust	—	44,275,821
*	Vanguard Target Retirement 2040 Trust	Common/Collective Trust	—	45,813,122
*	Vanguard Target Retirement 2045 Trust	Common/Collective Trust	—	29,617,986
*	Vanguard Target Retirement 2050 Trust	Common/Collective Trust	—	18,026,779
*	Vanguard Target Retirement 2055 Trust	Common/Collective Trust	—	9,713,597
*	Vanguard Target Retirement 2060 Trust	Common/Collective Trust	—	5,432,553
*	Vanguard Target Retirement 2065 Trust	Common/Collective Trust	—	830,767
*	Vanguard Target Retirement 2070 Trust	Common/Collective Trust	—	17,867
*	Vanguard Target Retirement Income	Common/Collective Trust	—	21,007,871

*	Participant loans ***	Interest rates of 4.25% - 10%, maturing 2023 - 2047	—	2,104,930
	Total assets held for investment purposes			$773,403,328

*	Party in Interest
**	Cost information omitted for participant-directed investments
***	Inclusive of outstanding deemed distributions

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 23, 2023	Vertiv Group Corporation Employee Retirement Savings Plan
/s/ David Fallon
Name: David Fallon
Title: Chief Financial Officer